UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PRUDENTIAL BANCORP, INC. OF PENNSYLVANIA
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

744319104
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☑         Rule 13d-1(c)

☐         Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744319104	SCHEDULE 13G	Page 2 of 9

1.	Names of Reporting Persons
Homestead Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 143,966
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 143,966
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,966
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row 9 1.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 744319104	SCHEDULE 13G	Page 3 of 9

1.	Names of Reporting Persons
Arles Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,700
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,700
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row 9 0.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 744319104	SCHEDULE 13G	Page 4 of 9

1.	Names of Reporting Persons
Arles Advisors Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 194,666
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 194,666
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,666
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row 9 1.9%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 744319104	SCHEDULE 13G	Page 5 of 9

1.	Names of Reporting Persons
Warren A. Mackey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 194,666
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 194,666
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,666
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row 9 1.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 744319104	SCHEDULE 13G	Page 6 of 9

Item 1(a). Name of Issuer:

Prudential Bancorp, Inc. of Pennsylvania

Item 1(b). Address of Issuer’s Principal Executive Offices:

1834 Oregon Avenue, Philadelphia, Pennsylvania 19145

Item 2(a). Name of Person Filing:

This statement is filed by Homestead Partners LP (“Homestead Partners”), Arles Partners LP (“Arles Partners”), Arles Advisors Inc (“Arles Advisors”) and Warren A. Mackey. All the filers of this Schedule 13G are collectively referred to as the “Reporting Group.”

Arles Advisors is the general partner of Homestead Partners and Arles Partners. The sole shareholder, director and executive officer of Arles Advisors is Warren A. Mackey. By virtue of his position with Arles Advisors, Mr. Mackey has the sole investment discretion and voting authority with respect to the Issuer’s Shares owned by Homestead Partners and Arles Partners. The members of the Reporting Group have entered into a Joint Filing Agreement, dated February 18, 2010, a copy of which is attached as Exhibit A, pursuant to which the Reporting Group agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Members of the Reporting Group expressly disclaim that they have agreed to act as a group.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Group is 565 Fifth Avenue, 22d Floor, New York, New York 10017.

Item 2(c). Citizenship:

Homestead Partners is a Delaware limited partnership, Arles Partners is a New York limited partnership, Arles Advisors is a New York corporation and Warren A. Mackey is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2(e) CUSIP Number:

744319104

Item 3. If this statement if filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)		An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)		A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)		Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 744319104	SCHEDULE 13G	Page 7 of 9

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: As of the close of business on December 31, 2009, the Reporting Group owned, directly or indirectly, an aggregate of 194,666 Shares, representing approximately 1.9% of the Issuer’s outstanding Shares. As the general partner of Homestead Partners and Arles Partners, Arles Advisors may be deemed to beneficially own 194,666 Shares owned by Homestead Partners and Arles Partners representing approximately 1.9% of the Issuer’s outstanding Shares. As the sole shareholder, director and executive officer of Arles Advisors, Warren A. Mackey may be deemed to beneficially own the Shares owned by Homestead Partners and Arles Partners.

(b)	Percent of class: 1.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0 Shares

	(ii)	Shared power to vote or to direct the vote: – By Homestead Partners: 143,966 Shares – By Arles Partners: 50,700 Shares – By Arles Advisors and Warren A. Mackey: 194,666 Shares

	(iii)	Shared power to dispose or to direct the disposition of: – By Homestead Partners: 143,966 Shares – By Arles Partners: 50,700 Shares – By Arles Advisors and Warren A. Mackey: 194,666 Shares

CUSIP No. 744319104	SCHEDULE 13G	Page 8 of 9

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 744319104	SCHEDULE 13G	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    February 18, 2010

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey

EXHIBIT A

Joint Filing Agreement by and among the Reporting Group

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Amendment No. 1 to Schedule 13G to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated: February 18, 2010

HOMESTEAD PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES PARTNERS LP

By:	ARLES ADVISORS INC General Partner

By:	/s/ Warren A. Mackey
Warren A. Mackey President

ARLES ADVISORS INC

By:	/s/ Warren A. Mackey
Warren A. Mackey President

WARREN A. MACKEY

/s/ Warren A. Mackey
Warren A. Mackey